Exhibit 4.7

Amendment to Consulting Agreement

WHEREAS:

Citotech Systems Inc. and Maxwell Mercantile Inc. signed a consulting agreement, dated May 1, 2004.

NOW THEREFORE in consideration of the covenants contained in this Agreement and other good and valuable consideration, the parties agree as follows:

Paragraph 2 shall be changed to include:

(4) Theodore Konyi will be appointed as Vice President, Business Development, effective September 1, 2004.

Paragraph 5(1)(a) shall be amended as follows:

$8,000.00 per month payable to the Consultant immediately upon the submission by the Consultant of monthly invoices for Services rendered by the Consultant, effective September 1, 2004.

IN WITNESS WHEREOF the parties hereto have executed this Agreement on the day and year first above written.

SmartCool Systems Inc.

Maxwell Mercantile Inc.

(formerly Citotech Systems Inc.)

By:_______________________

By:_______________________